First Bancshares, Inc.

P.O. Box 777

Mountain Grove, MO  65711

June 16, 2005

Mr. Paul Cline

Senior Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

First Bancshares, Inc. (File Number 000-22842)

Form 10-K for the Year Ended June 30, 2004 and Forms 10-Q for the Fiscal Year 2005

Dear Mr. Cline:

We have received your follow-up letter dated May 18, 2005 and the comments contained therein on the Form 10-K for the fiscal year ended June 30, 2004 and Forms 10-Q for the fiscal year 2005.  Our responses to your follow-up comments are listed below.

Form 10-K

Consolidated Financial Statements

(5)  Loans Receivable Held-for-investment – Page 34

The letters of credit referred to  in this footnote were dated February 27, 2002, March 12, 2002 and October 10, 2002.  These dates are all prior to FIN 45’s effective date of December 31, 2002.  Paragraph 20 of FIN 45, indicates that a guarantor’s previous accounting for guarantees issued prior to the date of the Interpretation’s initial application shall not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation.

The previous accounting for guarantees of First Bancshares, Inc. and its subsidiaries was based on FAS No. 5.  For the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004, the probability of potential payment under the letter of credit guarantees was less than probable based on information known at the end of each of these quarters.  Therefore, no liability for contingent loss was recorded.

During the last month of the third quarter of 2005, First Home Savings Bank (“First Home”), a subsidiary of First Bancshares, Inc., was notified by the guaranteed party draws would be requested on the letters of credit.  In the first week after the end of the third quarter of 2005, First Home was able to obtain sufficient information to determine the estimated amount to be paid on the draw request.

In the Form 10-Q for the quarter ended March 31, 2005, a liability of $439,707 was reflected in ‘Accrued expenses and accounts payable’ on the Consolidated Statements of Financial Condition and a corresponding expense was included in ‘Other noninterest expense’ in the Consolidated Statements of Income.

At this time, an additional liability for the remainder of the draw request has not been recorded.  This is based on information from First Home’s legal counsel regarding Missouri statues relating to claims for these types of instruments.

First Home has initiated litigation against the guaranteed party for release of the remaining balances of the letters of credit.

Form 10-Q for the period ended September 30, 2004

The majority of the sales price, net of expenses, related to the sale of the building in which the title business was located.  Due to this, we applied principles relating to sale of real estate rather than sale of a business under SFAS No. 144.

For the year ended June 30, 2004, the annual net income for the title business was $9,000.  The consolidated net income of First Bancshares, Inc. during this period was $2,347,000. Therefore, the net income of the title business was only 0.38% of the total consolidated net income.

For the quarter ended September 30, 2004, the net income for the title business was $11,000 of which $5,000 was net of tax gain on the sale.  Consolidated net income of First Bancshares, Inc. during the quarter was $1,375,000.  The net income, including gain, for the title business was 0.80% of the total consolidated net income.

The title company also received income for rental of office space in the building owned by the Company.  The amount of rental income was $4,175 and $5,100 for fiscal years ended June 30, 2004 and 2003, respectively.

* * * * * * *

If you have any additional questions or need further information, please contact me at (417) 926-5151.

Sincerely,

/s/ Susan J. Uchtman

Susan J. Uchtman

Chief Financial Officer

First Bancshares, Inc.

Cc:  Rebekah Moore, Staff Accountant, Division of Corporate Finance, SEC